DEMAND DERIVATIVES CORP.
CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
FOR THE YEARS ENDED
JUNE 30, 2021 and 2020

CONTENTS



517 Route One, Suite 4103
Iselin, NJ 08830
 (732) 781-2712
Berkower.io

Independent Accountants' Review Report

**To the Stockholders of
Demand Derivatives Corp.**

We have reviewed the accompanying consolidated financial statements of Demand Derivatives Corp. and Subsidiaries (the "Company"), which comprise the consolidated balance sheets as of June 30, 2021 and 2020, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the two years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's consolidated financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion
.
We are required to be Independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of a Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has limited revenue and has experienced losses and a significant stockholders' deficit since its inception and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the effects and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Berkower LLC

Berkower LLC

Iselin, New Jersey
November 15, 2021


Demand Derivatives Corp.
Consolidated Balance Sheets (Unaudited)


		June 30, 2021		June 30, 2020
Assets				
Current Assets				
Cash and cash equivalents	$	34,379	$	12,030
Prepaid expenses	$	25,000	$	-
Total Current Assets		59,379		12,030
Fixed assets, net		14,163		18,628
Other Assets				
Internal use software, net		-		23,252
Total Other Assets		-		23,252
Total Assets	**$**	**73,542**	**$**	**53,910**
Liabilities and Stockholders' Deficit				
Current Liabilities				
Accounts payable and accrued expenses	$	377,153	$	390,614
Due to related parties		601,577		584,954
Total Current Liabilities		978,730		975,568
Stockholders' Deficit				
Common stock, $0.001 par value, 5,000,000 shares authorized; 2,178,399 and 2,170,169 issued and outstanding as of June 30, 2021 and June 30, 2020, respectively.		2,178		2,170
Additional paid in capital		(418,991)		(578,403)
Accumulated deficit		(488,375)		(345,425)
Total Stockholders' Deficit		(905,188)		(921,658)
Total Liabilities and Stockholders' Deficit	**$**	**73,542**	**$**	**53,910**


See accompanying notes to consolidated financial statements


Demand Derivatives Corp.
Consolidated Statements of Operations (Unaudited)

	For the Years Ended June 30,			
	2021		**2020**	
Sales	$	1,280	$	436
Operating expenses:				
General and administrative expenses		105,905		51,654
Stock based compensation		10,000		10,196
Depreciation and amortization		27,717		50,338
Total operating expenses		143,622		112,188
Net operating loss		(142,342)		(111,752)
Other income (expenses):				
Interest expense		(608)		(744)
Other income		-		4,875
Other income (expenses):		(608)		4,131
Net loss before provision (benefit) for income taxes		(142,950)		(107,621)
Provision (benefit) for income taxes		-		-
Net loss	$	(142,950)	$	(107,621)

See accompanying notes to consolidated financial statements

Demand Derivatives Corp.

Consolidated Statements of Cash Flows (Unaudited)

	For the Years Ended June 30,	
	2021	**2020**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (142,950)	$ (107,621)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	27,717	50,338
Stock based compensation	10,000	10,196
Changes in operating assets and liabilities		
Increase in prepaid expenses	(25,000)	-
Increase in accounts payable and accrued expenses	56,751	6,233
Net Cash (used In) provided by Operating Activities	(73,482)	(40,854)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from borrowings, related parties	-	20,409
Proceeds from sale of common stock	95,831	32,415
Net Cash Provided By Financing Activities	95,831	52,824
Net increase in cash	22,349	11,970
Cash - beginning of year	12,030	60
Cash - end of year	$ 34,379	$ 12,030

See accompanying notes to consolidated financial statements

Demand Derivatives Corp.
Consolidated Statements of Cash Flows (Unaudited)

	For the Years Ended June 30,	
	2021	2020
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -
Common Stock issued in exchange for related party debt	$ 10,501	$ -
Common Stock Options issued in exchange for related party debt	$ 43,088	$ -

See accompanying notes to consolidated financial statements

Demand Derivatives Corp.
Consolidated Statements of Changes in Stockholders' Equity (Deficit) (Unaudited)
For the Years Ended June 30, 2021 and June 30, 2020

	Common Stock, $.001 Par Value		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Paid in Capital	Deficit	Deficit
Balance - June 30, 2019	**2,166,964**	**2,167**	**(621,011)**	**(237,804)**	**(856,648)**
Issuance of common stock	3,205	3	32,412	-	32,415
Stock based compensation			10,196		10,196
Net loss for the year ended June 30, 2020	-	-	-	(107,621)	(107,621)
Balance - June 30, 2020	**2,170,169**	**2,170**	**(578,403)**	**(345,425)**	**(921,658)**
Issuance of common stock, net of issuance costs	6,864	7	95,824	-	95,831
Stock based compensation	666	-	10,000		10,000
Stock issued in exchange for related party debt	700	1	10,500		10,501
Stock options issued in exchange for related party debt			43,088		43,088
Net loss for the year ended June 30, 2021	-	-	-	(142,950)	(142,950)
Balance - June 30, 2021	**2,178,399**	**2,178**	**(418,991)**	**(488,375)**	**(905,188)**

See accompanying notes to consolidated financial statements

NOTE 1- ORGANIZATION AND DESCRIPTION OF BUSINESS

Background

Demand Derivatives Corp. ("the Company") is a Delaware Corporation that was incorporated on August 8, 2017. On September 1, 2017, the Company effectuated a merger of entities under common control with VolX Group Corporation and RealDay Options Corporation. Both of these entities were merged into newly formed surviving subsidiaries, RealVol LLC and RealDay LLC (See Note 5)

The Company is the holding company for the forthcoming innovative, vertically integrated futures exchange RealDemand Board of Trade ("RealBOT™") and its dedicated clearing house RealDemand Clearing ("RealClear™") (scheduled to launch upon CFTC and SEC approval). The Company's four unique instrument designs and pioneering blockchain technology will pose a significant competitive challenge to the legacy systems', "unlimited" risk instruments, high costs, and inefficient products of existing exchanges and clearing houses.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Liquidity and Going Concern

The financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company had a net loss of $142,950 as of the year ended June 30, 2021. The Company has an accumulated deficit of $488,375 and a stockholders' deficit of $905,188 as of June 30, 2021 and used $73,482 in cash flow from operating activities for the year then ended.

Management believes these conditions raise substantial doubt about the Company's ability to continue as a going concern for the next twelve months from the date these financial statements were issued. The ability to continue as a going concern is dependent upon profitable future operations, positive cash flows, and additional financing.

Management intends to continue to raise money through private equity offerings. Currently the Company is seeking a Series A round of $6 million, to install and test exchange systems, obtain regulatory licenses, obtain intellectual property protection, fund pre-launch marketing, and provide one-year's operating capital as per CFTC rules. It is management's opinion that the Series A offering should take the Company to launch. Near the launch, the Company expects to seek approximately $20 million Series B funding that it expects will take the exchange through the ramp-up period after launch. Because building a liquid market takes time-Series B funding will be used primarily for operations and to gain critical mass and liquidity via a very ambitious marketing effort. Management cannot provide any assurances that the Company will be successful in completing these financings and accomplishing any of its plans.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of Consolidation

The consolidated financial statements include the accounts of the following wholly owned subsidiaries:

- RealVol LLC
- RealDay LLC
- RealLimit LLC

All intercompany balances and transactions have been eliminated in consolidation.

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash. The Company places its cash with financial institutions of high credit worthiness. At times, its cash with a particular financial institution may exceed any applicable government insurance limits. The Company's management plans use other investment vehicles to reduce any such credit risk exposure and to carefully assess the financial strength and credit worthiness of any parties to which it is a credit counterparty, and as such, it believes that any associated credit risk exposures are limited.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Such estimates and assumptions impact, among others, the following: the fair value of share-based payments and deferred taxes.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from estimates.

Cash Equivalents

Cash equivalents consist of investments with original maturities to the Company of three months or less. The Company had no cash equivalents at June 30, 2021 or 2020.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties

The Company is undertaking a new business venture that is inherently subject to significant risks and uncertainties, including financial, operational, technological and other risks that could potentially have a risk of business failure.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers," which supersedes the previous revenue recognition requirements and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The Company adopted ASU 2014-09 effective July 1,2019.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which is generally 3 to 10 years for furniture fixtures and equipment. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon the sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense). The Company will periodically evaluate whether events and circumstances have occurred that may warrant revision of the estimated useful lives of fixed assets or whether the remaining balance of property and equipment should be evaluated for possible impairment.

Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with Accounting Standards Codification ("ASC") 360, *Property, Plant and Equipment, ("ASC 360"). Long-lived assets consist primarily of property, plant and equipment*. In accordance with ASC 360, the Company periodically evaluates long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When triggering event indicators are present, the Company obtains appraisals on an asset by asset basis and will recognize an impairment loss when the sum of the appraised values is less than the carrying amounts of such assets. The appraised values, based on reasonable and supportable assumptions and projections, require subjective judgments. Depending on the assumptions and estimates used, the appraised values projected in the evaluation of long-lived assets can vary within a range of outcomes. The appraisals consider the likelihood of possible outcomes in determining the best estimate for the value of the assets. As of June 30, 2021 and 2020, the Company did not recognize any impairment losses.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The effect of income tax positions is recognized only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company measures and recognizes the tax implications of positions taken or expected to be taken in its tax returns on an ongoing basis. The Company's tax returns are subject to examination by federal and state taxing authorities for the years ended June 30, 2019, 2020 and 2021. However, the Company's federal net operating losses will remain subject to examination until the losses are utilized or expire. Under the Tax Cuts and Jobs Act ("TCJA"), which was enacted on December 22, 2017, Net Operating Losses ("NOLs") incurred for tax years beginning before January 1, 2018, will be able to be carried forward for 20 years. For NOLs incurred in tax years beginning after December 31, 2017, these NOLs will be subject to the new limitations imposed by TCJA. Under the new law, an NOL can offset only 80% of taxable income in any given tax year. Furthermore, NOLs can no longer be carried back, they must be carried forward. The 20-year carryforward period has been replaced with an indefinite carryforward period for NOLs incurred for tax years beginning after December 31, 2017. The Company's NOL for the year ended June 30, 2018 will be subject to the 20-year carryforward period and would be utilized before any NOLs incurred for tax years beginning after December 31, 2017. The Company's NOL incurred for the year ended June 30, 2019-2021 are subject to the new rules of TCJA. The NOL carryforwards for the periods ended June 30, 2021 and 2020 are approximately $60,000 and $55,000, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Research and Development Expense

Costs related to research and development, which primarily consist of consulting, materials and facility costs, are charged to expense as incurred.

Stock Based Compensation

The Company applies the fair value method of ASC 718, Share Based Payment, formerly Statement of Financial Accounting Standards ("SFAS") No. l23R *"Accounting for Stock Based Compensation",* in accounting for its stock-based compensation. This accounting standard states that compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period, if any. As the Company does not have sufficient, reliable, and readily determinable values relating to its common stock, the Company has used the stock value pursuant to its most recent sale of stock for purposes of valuing stock-based compensation.

Intangible Assets

The Company capitalizes external costs, such as filing fees and associated attorney fees, incurred to obtain issued patents and patent license rights. The Company expenses costs associated with maintaining and defending patents subsequent to their issuance in the period incurred. The Company will amortize capitalized patent costs for internally generated patents on a straight-line basis over ten years, which represents the estimated useful lives of the patents. The ten-year estimated useful life for internally generated patents is based on management's assessment of such factors as the integrated nature of the portfolios being licensed, the overall makeup of the portfolio over time, and the length of license agreements for such patents. The Company assesses the potential impairment to all capitalized net patent cost when events or changes in circumstances indicate that the carrying amount of its patent portfolio may not be recoverable. The Company has not capitalized any patent costs to date.

Deferred Offering Costs

Deferred offering costs are expenses directly related to the raising of capital and consist of legal, accounting, printing, and filing fees that the Company. These costs will be classified to additional paid in capital in the event the Company completes an offering with any remaining deferred offering costs charged to the results of operations. The Company has not recorded any deferred offering costs since inception.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Internal-Use Software

Costs incurred to develop internal-use software during the application development stage are capitalized and reported at cost. Application development stage costs generally include costs associated with internal-use software configuration, coding, installation and testing. Costs of significant upgrades and enhancements that result in additional functionality are also capitalized whereas costs incurred for maintenance and minor upgrades and enhancements are expensed as incurred. Capitalized costs are amortized using the straight-line method over three years once placed in service. For the years ended June 30, 2021 and 2020, capitalized internal use software costs totaled $137,620. Amortization of these costs totaled $23,252 and $45,873 for each of the years ended June 30, 2021 and 2020, respectively and accumulated amortization aggregated to $137,620 and $114,369 as of those dates, respectively.

Recent Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-15, *"Intangibles - Goodwill and Other - Internal-Use Software: Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract"*, which aligns the requirement for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This ASU is effective for fiscal years beginning after December 15, 2020.

In February 2016, the FASB issued ASU 2016-02, *"Leases" (Topic 842)"* ("ASU 2016-02") which supersedes FASB ASC Topic 840, "*Leases*" and provides principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-

of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases. The standard was effective for the Company beginning January 1, 2020. The Company does not expect the impact of adopting ASU 2016-02 will be material.

There are no other recent accounting pronouncements that are expected to have a material effect on the Company's financial statements.

NOTE 3 – Property and Equipment

	June 30, 2021	June 30, 2020
Furniture and equipment	$ 31,252	$ 31,252
Less: accumulated depreciation	17,089	12,624
	$ 14,163	$ 18,628

Depreciation expense amounted to $4,464 for each of the periods ended June 30, 2021 and 2020, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

At June 30, 2021 and 2020 there is $601,577 and $584,954, respectively due to directors and shareholders of the Company. Other than $17,500 of shareholder loans at June 30, 2021 and 2020, the amounts are unsecured, non-interest bearing and are due on demand. These amounts are the result of deferred compensation, unreimbursed expenses and shareholder loans. The shareholder loans accrue interest at 6% and the total interest accrued to the shareholders for these loans and other reimbursements are $6,875 and $6,267 as of June 30, 2021 and 2020, respectively.

These transactions were in the normal course of operations and were measured at a value that represents the amount of consideration established and agreed to by the related parties.

Royalty and License Agreements

On March 21, 2018, the Company was granted a license for the following:

- RealLimit Patents and/or Patents Pending
- RealDay Patents and/or Patents Pending
- RealVol Patents and/or Patents Pending
- RealGlobe Patents and/or Patents Pending

These license agreements provide the Company the exclusive right to exploit these patents for a period of 9 years ending December 31, 2026 with an automatic extension period of 9 years to December 31, 2035, unless the Company notifies the licensee 90 days in advance of its intent not to renew. This license was granted to the Company by Volatility Partners, LLC which is family partnership in which the partners are also Company shareholders, the Chief Executive Officer and General Counsel. In consideration of the grant the Company will pay a royalty of 5% of the proceeds from the sale of any product that utilizes the patents noted above.

NOTE 4 – RELATED PARTY TRANSACTIONS (continued)

On February 15, 2020, the Company executed a royalty agreement with its key officers and shareholders that provide for a royalty of 2.96% of gross revenue that begins after the Company has recorded $1 million of gross revenue. The royalty is then payable on the next $100 million of gross revenue. The total royalty will be paid to the respective officer based upon their agreement. After the first $100 million in gross revenue no further royalty will be due. As of June 30, 2021, no amounts have been accrued as a result of these licenses and royalty agreements.

Deferred Compensation

The Company has accrued a total of $455,000 of deferred compensation due to a former officer and shareholder of the Company as of June 30, 2021 and 2020.   Such amount is included in Due to Related Parties in the accompanying consolidated balance sheets.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has authorized 5,000,000 shares of $0.001 par value common stock, of which 2,178,399 are issued and outstanding as of June 30, 2021.

Recapitalization

On September 1, 2017, in connection with the merger with VolX Group Corporation and RealDay Options Corporation as described in Note 1, the Company issued 2,000,000 shares to effectuate the merger and issued 162,162 shares to officers and directors. As the merger was with entities under common control, all such shares were considered founder's shares and did not result in the recording of goodwill or share compensation. In addition, losses incurred by these entities prior to the date of recapitalization are reflected in additional paid in capital as of the recapitalization date.

Common Stock and Option Issuances

During the year ended June 30, 2021, the Company issued an aggregate 6,864 shares of common at an average price of $13.96 per share to new shareholders for cash proceeds of $95,831.

During the year ended June 30, 2021, the Company issued 666 shares at approximately $15.00 per share in exchange for services rendered and issued 700 shares at approximately $15.00 per share in satisfaction of related party indebtedness. The Company also issued 5,745 Common Stock Options, exercisable at $15.00 per share in exchange for related party indebtedness in the amount of $43,088.

NOTE 5 – STOCKHOLDERS' EQUITY, continued

Stock Options

The Company has granted stock options stock options to investors and vendors.

Details of the option activity under the Plan for the year ended June 30, 2021 and 2020 are as follows:

	Number of Shares	Weighted Average Exercise Price
Balance, June 30, 2019	41,281	$ 12.51
Exercisable June 30, 2019	41,281	$ 12.51
Granted during the period	2,167	$ 11.54
Expired or forfeited during the period	-	-
Balance, June 30, 2020	43,448	$ 12.46
Exercisable June 30, 2020	43,448	$ 12.46
Granted during the period	5,745	$ 15.00
Expired or forfeited during the period	-	-
Balance, June 30, 2021	49,193	$ 12.46
Exercisable June 30, 2021	49,193	$ 12.46

The Company uses the Black-Scholes option pricing model to determine the fair value of its stock, stock options and warrant issuance. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model that is affected by the Company's stock price, as well as assumptions regarding a number of complex and subjective variables. These variables include the Company's expected stock price, volatility over the term of the awards, actual employee exercise behaviors, risk-free interest rate and expected dividends set forth below and are the weighted-average assumptions used in valuing the stock options granted and a discussion of the Company's methodology for developing each of the assumptions used:

	2021	2020
Expected dividend yield	0%	0%
Expected volatility	50%	50%
Risk-free interest rate	2.25%	2.25%
Expected average life of Options	7.0 years	7.0 years

NOTE 5 – STOCKHOLDERS' EQUITY, continued

Stock Options-continued

•   Expected dividend yield — The Company does not pay regular dividends on its common stock and does not anticipate paying any dividends in the foreseeable future.

•   Expected volatility — Volatility is a measure of the amount by which a financial variable, such as share price, has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company analyzed the expected historical volatility used by similar companies.

•   Risk-free interest rate — this is the range of U.S. Treasury rates with a term that most closely resembles the expected life of the option as of the date on which the option was granted.

•   Expected average life of options — this is the period of time that the granted options are expected to remain outstanding.

NOTE 6- INCOME TAXES

The Company has accumulated losses of approximately $345,000 since its inception. For income tax purposes, the Company has operating loss carryforwards of approximately $126,000 from tax years beginning before January 1, 2018, that begin to expire in 2037. The Company has approximately $126,000 of tax losses for years beginning after December 31, 2017. These operating losses are subject to the limitations which were enacted in the Tax Cuts and Jobs Act ("TCJA"). These operating losses can offset only 80% of taxable income in any given tax year. The carryover period for these operating losses is indefinite. No federal or state tax asset has been reported in the financial statements, because the Company believes there is a 50% or greater chance that the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards (approximately $48,000) have been offset by a valuation allowance of the same amount.

NOTE 8- COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm its business. As of June 30, 2021, and 2020 there was no pending or threatened litigation.

NOTE 9 -SUBSEQUENT EVENTS

During the period from June 30, 2021 to the date that the financial statements were approved, the coronavirus (COVID-19) outbreak has caused global economic disruption, across all industries and sectors. The uncertainties over the emergence and spread of COVID-19 in the United States have caused significant market volatility and economic uncertainty related to the operations of the Company. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the outbreak and its related impacts. Accordingly, the Company expects this matter to negatively impact its operating results. However, the related financial impact and duration and its impact to the operations of the Company cannot be reasonably estimated at this time.

In accordance with the requirements of US GAAP related to this non-recognized subsequent event (pursuant to FASB Accounting Standards Codification (FASB ASC) 855, Subsequent Events), the amounts presented in the consolidated balance sheet as of June 30, 2021 reflect the economic conditions in existence at that date without adjustment.

These financial statements were approved by management and issued November 15, 2021, Subsequent events have been evaluated through this date.

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